March 7, 2012

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Michael F. Johnson, Esq.

Re:     Central Pacific Financial Corp.;
Registration Statement on Form S-3; File Number 333-179807

Ladies and Gentlemen:

Central Pacific Financial Corp. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 6, 2012 relating to the Company’s Registration Statement on Form S-3 (File No. 333-179807) filed with the Commission on February 29, 2012.

Simultaneously herewith, the Company is filing via EDGAR Pre-Effective Amendment No.1 to the Registration Statement.

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

PART. II.  Information Not Required in Prospectus

Item 16. Exhibits

(a) List of Exhibits, page II-3

1.  We are unable to locate disclosure that specifically incorporates your exhibits into your Form S-3. As you know, the exhibits required by Item 16 of Form S-3 must be either included in the Form S-3 or specifically incorporated by reference. Although you have indicated in your exhibit index where the exhibits were initially filed, you have not incorporated them by reference into your Form S-3. Please advise or revise.

We have revised the exhibit index as requested.

Exhibit 5.1

2.          We note your statements in paragraphs e) and f) that assuming the Tax Benefits Preservation Plan has been duly authorized, executed and delivered by the rights agent, (i) the Preferred Share Purchase Rights attributable to the shares have been validly issued, and (ii) when the Warrant Shares have been duly issued and sold in accordance with the terms of the TARP Warrant, the Preferred Share Purchase Rights attributable to the Warrant Shares will be validly issued, respectively. However, as a right is a contractual obligation issued pursuant to an agreement, counsel must opine that the right is a binding obligation of the registrant under the law of the jurisdiction governing the rights agreement.  Please refer to Section II.B.1.f. of Staff Legal Bulletin No. 19, and revise accordingly.

We have revised the opinion as requested. See paragraph (e) and (f) of the opinion.

Exhibit 5.2

3.          We note the statement of counsel that they have assumed the TARP Warrant has been duly authorized. The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please refer to Section II.B.3 of Staff Legal Bulletin No. 19, and revise accordingly.

We have revised the opinion as requested and deleted the assumption that the TARP Warrant has been duly authorized.

* * * * *

In response to the Staff’s request in their letter, dated March 6, 2012, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please feel free to contact me should you have any questions or additional comments.

Sincerely,

CENTRAL PACIFIC FINANCIAL CORP.

By:	/s/ Glenn K.C. Ching

Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel